U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

   Wave Systems Corp.
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   (Last)                           (First)             (Middle)

   480 Pleasant Street
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                                    (Street)

   Lee                                 MA                01238
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     SSP Solutions, Inc. (SSPX)

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

     --

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4.   Statement for Month/Day/Year

     10/04/02

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5.   If Amendment, Date of Original (Month/Day/Year)

     10/07/02
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                       2A.          3.           Disposed of (D)                 Securities     Form:     7.
                                       Deemed       Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                         2.            Execution    Code         ------------------------------- Owned at End   (D) or    Indirect
1.                       Transaction   Date, if     (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security        Date          any          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)               (mm/dd/yy)    (mm/dd/yy)   Code     V                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Common Stock             10/04/02                   P                1,600,000   A      $1.35(1)                D
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Common Stock             10/04/02                   P                   19,142   A      $1.00(2) 4,702,225      D
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Response)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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


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
Explanation of Responses:
(1) Wave Systems Corp. ("Wave"), in exchange for entering into a Termination Agreement and Mutual Release covering the termination of development work to be performed by Wave and the release from debt owed to Wave for development work performed, received the Common Stock at a value of $1.35 per share. The price equals the average 20-day trading price of the Common Stock beginning August 31, 2002.
(2) Wave, as part of the transaction described above, also received a convertible unsecured promissory note ("Note") in the principal amount of $270,000, which note shall be immediately convertible into shares of Common Stock at an initial rate of $1.00 per share. However, the Note may only be converted to the extent Wave's beneficial ownership in the Issuer does not exceed 19.9999%, unless such restriction is waived by Wave upon not less than 61 days' prior written notice to the Issuer.


WAVE SYSTEMS CORP.

By:  /s/ Gerard T. Feeney                                      October 9, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Gerard T. Feeney, Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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